

Mail Stop 3233

June 28, 2018

Via Email
Mr. Marc Fox
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

      Re: Ladder Capital Corp
             Form 10-K
             Filed February 28, 2018
             File No. 001-36299

Dear Mr. Fox:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Shannon Sobotka

                          Shannon Sobotka
                          Staff Accountant
                          Office of Real Estate and
                          Commodities